希慎興業有限公司
Hysan Development Company Limited

RECEIVED

2008 DEC -2 A 9:14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L251-08cc/fy
Your Ref :

19 November 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

08006091

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617

- Notice of Listing on The Stock Exchange of Hong Kong Limited – U.S.$1,000,000,000 Medium Term Note Programme of Hysan (MTN) Limited, which is unconditionally and irrevocably guaranteed by the Company

We, a company incorporated in Hong Kong, furnish a copy of the subject notice dated 18 November 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

PROCESSED
DEC 09 2008
THOMSON REUTERS

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Hysan 希慎

HYSAN (MTN) LIMITED

(Incorporated with limited liability in the British Virgin Islands)

unconditionally and irrevocably guaranteed by

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

U.S.$1,000,000,000 MEDIUM TERM NOTE PROGRAMME

Arrangers

MERRILL LYNCH INTERNATIONAL

MORGAN STANLEY & CO. INTERNATIONAL PLC

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the U.S.$1,000,000,000 Medium Term Note Programme (the "Programme") and any notes issued thereunder within 12 months after 21 November 2008, as described in the Offering Circular to be dated 21 November 2008. The listing of the Programme is expected to become effective on or about 21 November 2008.

As at the date of this notice, the Board of Directors of Hysan Development Company Limited comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung and the Board of Directors of Hysan (MTN) Limited comprises Peter Ting Chang Lee, Ricky Tin For Tsang, Pauline Wah Ling Yu Wong and Wendy Wen Yee Yung.

By Order of the Boards of
Hysan Development Company Limited & Hysan (MTN) Limited
Wendy W.Y. Yung
Director

Hong Kong, 18 November 2008

END